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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2004
or
☐	TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission File No.: 1-31349

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:
THE THOMSON 401(k) SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
THE THOMSON CORPORATION
Metro Center, One Station Place Stamford, Connecticut 06902

THE THOMSON 401(k) SAVINGS PLAN
INDEX TO FINANCIAL STATEMENTS AND EXHIBITS

Page
Report of Independent Registered Public Accounting Firm	1
Financial Statements:
Statements of Net Assets Available for Benefits	2
Statement of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4-12
Supplemental Schedule: *
Schedule I — Part IV of Schedule H, Line 4i, Schedule of Assets (Held at End of Year)	13
Signature	14
Exhibit:
23 — Consent of Independent Registered Public Accounting Firm

* Other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 ("ERISA") have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
The Thomson 401(k) Savings Plan

        In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of The Thomson 401(k) Savings Plan (the "Plan") at December 31, 2004 and 2003, and the changes in net assets available for benefits for the year ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

New York, NY
June 28, 2005

The Thomson 401(k) Savings Plan

Statements of Net Assets Available for Benefits
December 31, 2004 and 2003

	2004	2003
Assets
Investments, at fair value or contract value (Note 4)	$1,590,941,288	$1,441,925,022
Cash	19,613	59,571
Participant loans	33,836,446	31,546,061
Contributions receivable
Employer	3,433,046	4,186,332
Employee	9,618	828

Total assets	1,628,240,011	1,477,717,814

Liabilities
Accrued expenses	155,429	113,695

Total liabilities	155,429	113,695

Net assets available for benefits	$1,628,084,582	$1,477,604,119

The accompanying notes are an integral part of these financial statements.

The Thomson 401(k) Savings Plan

Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2004

Additions to net assets
Investment income
Interest and dividends	$22,950,337
Net appreciation in fair value of investments (Note 4)	122,229,115

Total investment income	145,179,452

Contributions
Employee	119,816,959
Employer	44,296,786
Rollovers	9,650,216

Total contributions	173,763,961

Increase to net assets	318,943,413

Deductions from net assets
Benefits paid to participants	129,259,399
Forfeitures utilized for Plan administrative expenses (Note 1)	466,355
Loan origination and maintenance fees	123,967

Total deductions from net assets	129,849,721

Net increase in net assets available for benefits before plan mergers and other transfers out	189,093,692
Plan mergers (Note 1)	2,215,987
Other transfers out (Note 1)	(40,829,216)

Net increase in net assets available for benefits after plan mergers and other transfers out	150,480,463
Net assets available for benefits
Beginning of year	1,477,604,119

End of year	$1,628,084,582

The accompanying notes are an integral part of these financial statements.

The Thomson 401(k) Savings Plan
Notes to Financial Statements
December 31, 2004 and 2003

1.     Description of the Plan

  The following description of The Thomson 401(k) Savings Plan (the "Plan") is provided for general information purposes only. Participants should refer to the summary Plan description or the Plan document for more complete information.

  General

  The Plan is a defined contribution plan covering substantially all of the employees of Thomson Holdings Inc. and certain affiliates (collectively, the "Company"). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

  Participation

  All full-time employees of the Company are eligible to participate, provided that the employee has completed at least 90 days of service. Part-time employees are eligible to participate upon completion of one year of employment.

  Investments

  During 2003, the Plan began offering units representing common shares of The Thomson Corporation, the parent company of the Plan sponsor, Thomson Holdings Inc., as an investment option for participants.

  Contributions

  In accordance with the provisions of the Plan, participants may voluntarily authorize the Company to contribute on a pretax, or contribute on a post-tax basis, 1/2% to 16% of their annual base salary and overtime through Salary Reduction (as defined in the Plan document) contributions for investment in the Plan, up to the maximum allowed under the provisions of the Internal Revenue Code ("IRC"). Participants who are age 50 or older may make additional "catch-up" contributions. The Company will make matching contributions of fifty cents on each dollar the participant contributes, up to 6% of the participant's compensation. The Company honors other employer matching contribution provisions for plans that were merged into the Plan, up to a 100% match of 4% of the participant's compensation. Additionally, for any Plan year, the Company may make discretionary contributions to the Plan.

  Vesting of benefits

  A participant is fully vested in his or her contributions and the earnings thereon at all times and will become vested in Company contributions and the related earnings credited to their account, based upon their years of service, as shown below:

Years of service	Vested Percentage
1	25%
2	50%
3	75%
4	100%

  Employees who reach normal retirement age, or become disabled or die while still employed by the Company, are immediately vested in the value of the Company contributions credited to their accounts.

  Distributions and forfeitures

  Distributions from participant accounts under the Plan as a result of termination, retirement, disability or death will be paid at the election of the participant (beneficiary) as either a lump-sum (required if the total benefit is less than $5,000) or substantially equal annual or more frequent installments over a reasonable period of time, not to exceed the participant's life expectancy.

  Participant balances which have not been vested will generally be forfeited upon termination of employment. At December 31, 2004 and 2003, forfeited nonvested accounts, which remain as assets in the Plan, totaled $554,078 and $390,716, respectively. Amounts forfeited by withdrawing members may be applied against future matching employer contributions or employer discretionary contributions or used to pay Plan administrative expenses. In 2004, employer contributions were reduced by $1,616,432 from forfeited nonvested accounts. Forfeitures that have been used to pay Plan administrative expenses have been reflected as such in the accompanying financial statements.

  Loans to participants

  Participants may borrow from their accounts for any purpose. The minimum loan amount is $500 and the maximum is 50% of the participant's vested balance up to the Internal Revenue Service limit of $50,000. Participants may have up to two outstanding loans at a time. Additionally, loans must be repaid by payroll deductions over a period not to exceed five years, except when the loan is used for the purchase of a primary residence, in which case the repayment period may not exceed 10 years. Some loans transferred into the Plan as a result of Plan mergers have repayment periods up to 30 years. Interest rates on loans are determined based upon the prevailing interest rate charged for similar loans by commercial banks in the area of the employer's place of business.

  Plan administration

  A Plan administrator, appointed by the board of directors of the Company, administers the Plan in accordance with the terms and provisions of the Plan document. The Plan administrator has appointed Putnam Fiduciary Trust Company ("Putnam") as the trustee and third party administrator to manage the assets and day-to-day operations of the Plan.

  Termination

  The Company anticipates and believes that the Plan will continue without interruption but reserves the right to terminate, amend or modify the Plan at any time subject to the provisions of ERISA. Upon termination of the Plan, the balances in the accounts of each participant would become fully vested and be distributed to participants as described above.

  Transfers

  During 2004, assets were transferred into the Plan as a result of plan mergers. Details of Plan mergers which occurred during 2004 were as follows:

Plan Merger Date	Plan	Assets Transferred
4/15/2004	Unilink 401(k) Retirement Plan	$338,791
12/31/2004	Hubbard One 401(k) Retirement Plan	1,877,196

		$2,215,987

  During the years ended December 31, 2004, significant assets were transferred from the Plan either into a separate plan maintained by the Company or as a result of the sale of certain business units of the Company as follows:

  Details of Plan transfers out which occurred during 2004 were as follows:

Date of Transfer	Plan	Assets Transferred
4/1/2004	DBM	$19,854,337
12/31/2004	Thomson Media	20,974,879

		$40,829,216

2.     Summary of Significant Accounting Policies

  Basis of accounting

  The accompanying financial statements have been prepared on the accrual basis of accounting.

  Investment valuation and transactions

  Investments (excluding the commingled trusts and the Putnam Stable Value Fund) are valued at fair market value based on quoted market prices. The commingled trusts are valued at fair market value based on quoted market prices of the underlying securities within that fund. The Putnam Stable Value Fund is recorded at contract value. Participant loans are valued at cost less principal repayments, which approximates fair value. Purchases and sales of shares in the investment funds are recorded on the trade date. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. The Plan presents, in the statement of changes in net assets available for benefits, the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

  Administrative expenses

  Administrative expenses of the Plan are either paid directly by the Company or are funded utilizing Plan forfeitures. Administrative expenses paid by the Company are not reflected in the accompanying financial statements. Administrative expenses paid out of the forfeitures account have been reflected in the accompanying financial statements. Loan origination fees are paid by the participant through a deduction from their respective account, and are recorded upon issuance of the loan. Loan maintenance fees are paid by the participant through a quarterly deduction from their respective account.

  Benefit payments

  Benefits are recorded when paid.

  Use of estimates

  The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein, and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

  Risks and uncertainties

  The Plan provides for various investment options in mutual funds that invest in any combination of stocks, bonds, fixed income securities and other investment securities. These investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk and uncertainty associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits, and the statement of changes in net assets available for benefits.

3.     Description of Investment Options

  Participants in the Plan may elect to invest in any of the following investment options:

  The George Putnam Fund of Boston

  The fund invests primarily in stocks as well as corporate and U.S. government bonds.

  Putnam Fund for Growth & Income

  The fund invests in a diversified portfolio of stocks, targeting stocks of mature companies that offer long-term growth potential while also providing income.

  Putnam Voyager Fund

  The fund invests primarily in the stocks of large and midsize companies expected to grow over time.

  Putnam New Opportunities Fund

  The fund invests primarily in the common stocks of companies with long-term growth potential. The Plan ceased to offer this fund as an investment option as of May 3, 2004. All existing asset balances were transferred to the Artisan Mid Cap Fund.

  Putnam Stable Value Fund

  The fund primarily invests in investment contracts or similar investments issued by insurance companies, banks, and similar financial institutions.

  Artisan Mid Cap Fund

  The fund primarily invests in stocks of mid size companies that exhibit franchise characteristics.

  PIMCO Total Return Fund II

  The fund invests in a diversified portfolio of fixed-income securities with an average duration that varies between three and six years.

  Templeton Institutional Funds, Inc. Foreign Equity Series

  The fund primarily invests in the equity securities of companies located outside the U.S. including emerging markets.

  Frank Russell Small Cap Fund

  The fund invests primarily in the small-capitalization stocks of the U.S. stock market.

  T. Rowe Price Blue Chip Growth Fund

  The fund invests primarily in common stocks of large- and mid-capitalization blue-chip companies.

  T. Rowe Price Value Fund

  The fund invests primarily in common stocks believed to be undervalued. Income is a secondary objective.

  BGI Equity Index Fund

  The fund invests in the same stocks held in the S&P 500 Index.

  BGI U.S. Debt Index Fund

  The fund invests in a diversified portfolio of debt securities including U.S. Government bonds, corporate bonds, residential and commercial mortgage-backed securities, and asset-backed securities. The fund tracks the Lehman Brothers Aggregate Bond Index.

  BGI Extended Equity Market Fund

  The fund invests in the stocks of small and medium-sized U.S. companies.

  BGI Russell 1000 Growth Fund

  This fund invests in issues of large U.S. companies that have high price-to-book ratios and higher growth rates.

  Thomson Stock Fund

  The fund invests in the common shares of The Thomson Corporation.

4.     Investments

  Investments held by the Plan at December 31, 2004 and 2003 were as follows:

	2004	2003
Putnam Voyager Fund	$294,551,124	$315,039,990
Putnam Stable Value Fund	220,238,765	218,601,056
Artisan Mid Cap Fund	213,767,450	36,765,571
Putnam Fund for Growth & Income	164,373,400	161,461,331
BGI Equity Index Fund	127,992,553	112,164,732
Templeton Institutional Funds, Inc.	122,074,633	92,232,547
T. Rowe Price Value Fund	104,139,274	77,075,161
The George Putnam Fund of Boston	85,069,715	85,141,405
PIMCO Total Return Fund II	74,065,053	69,976,082
Frank Russell Small Cap Fund	71,538,593	55,089,660
BGI Extended Equity Market Fund	53,950,111	34,880,682
BGI U.S. Debt Index Fund	30,094,059	28,632,959
Thomson Stock Fund	13,307,488	7,367,081
BGI Russell 1000 Growth Fund	10,651,982	2,386,843
T. Rowe Price Blue Chip Growth Fund	5,127,088	—
Putnam New Opportunities Fund	—	145,109,922

	$1,590,941,288	$1,441,925,022

  The following represents investments that represent 5% or more of the Plan's net assets:

	December 31,
	2004	2003
Putnam Voyager Fund, 17,185,013 and 19,315,398 shares, respectively	$294,551,124	$315,039,990
Putnam Stable Value Fund, 220,238,765 and 218,601,056 shares, respectively	220,238,765	218,601,056
Artisan Mid Cap Fund, 7,231,810 shares	213,767,450	*
Putnam Fund for Growth and Income, 8,455,470 and 9,106,333 shares, respectively	164,373,400	161,461,331
BGI Equity Index Fund, 3,543,623 and 3,441,692 shares, respectively	127,992,553	112,164,732
Templeton Institutional Funds, 6,022,441 and 5,441,448 shares, respectively	122,074,633	92,232,547
T. Rowe Price Value Fund, 4,547,600 and 3,851,832 shares, respectively	104,139,274	77,075,161
The George Putnam Fund of Boston 4,697,428 and 5,002,433 shares, respectively	85,069,715	85,141,405
Putnam New Opportunities Fund, 3,738,838 shares	*	145,109,922
  *
  The investment value of the fund in the year shown did not exceed 5% of the Plan's net assets.

  Investment income of the Plan for the year ended December 31, 2004 was as follows:

Interest and dividends	$22,950,337
Net appreciation in fair value of investments	122,229,115

$145,179,452

  During 2004, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $122,229,115 as follows:

Mutual funds	$91,808,279
Commingled trusts	30,327,580
Thomson Stock Fund	93,256

$122,229,115

5.     Income Tax Status

  The Internal Revenue Service has determined and informed management by a letter dated September 26, 2002, that the Plan, as then in effect, was designed in accordance with the applicable sections of the IRC. Although the Plan has been amended subsequent to the receipt of the latest determination letter, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Accordingly, no provision for income taxes has been made in the accompanying financial statements.

6.     Reconciliation of Financial Statements to Form 5500

  The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 at:

	December 31,
	2004	2003
Net assets available for benefits per the financial statements	$1,628,084,582	$1,477,604,119
Amounts allocated to withdrawing participants	(506,762)	(275,874)

Net assets available for benefits per the Form 5500	$1,627,577,820	$1,477,328,245

  The following is a reconciliation of benefits paid to participants per the financial statements for the year ended December 31, 2004 to the Form 5500:

Benefits paid to participants per the financial statements	$129,259,399
Less — Amounts allocated to withdrawing participants at December 31, 2003	(275,874)
Add — Amounts allocated to withdrawing participants at December 31, 2004	506,762

Benefits paid to participants per the Form 5500, Schedule H, Part II (lines e(4), f and g)	$129,490,287

  Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, 2004, but not yet paid as of that date.

7.     Related Party Transactions

  Certain Plan investments are mutual funds managed by Putnam. Putnam is the trustee as defined by the Plan, therefore, these transactions qualify as parties-in-interest.

  Loan origination and maintenance fees paid by the participants of the Plan to Putnam amounted to $123,967 for the year ended December 31, 2004.

  As of December 31, 2004, the Plan held 377,089 common shares of The Thomson Corporation valued at $13,307,488.

  The employees of Jane's Information Group ("Jane's"), a business unit sold in April 2001 by The Thomson Corporation to its principal shareholder, The Woodbridge Company Limited, continue to participate in the Plan. Jane's matches the contributions of its employees in accordance with the provisions of the Plan.

8.     Subsequent Events

  Effective as of January 1, 2005, there was a change to participation eligibility such that all full-time employees of the Company are eligible to participate in the Plan as soon as employment commences. Also effective January 1, 2005 was an increase to the participant contribution percentage limit for non-highly compensated employees from 16% to 25%.

  Effective as of January 1, 2005, the Plan trustee changed its name from Putnam Fiduciary Trust Company to Mercer Trust Company and the appointed Plan administrator changed its name from Putnam to Mercer HR Outsourcing.

  As of March 28, 2005, there was a change to the distribution options for participants who are no longer active as a result of termination, retirement, disability or death and whose account balances are less than $5,000, but greater than $1,000. The participant can elect to receive either a lump-sum payment or the balance can be rolled into an Investment Retirement Account ("IRA"), as defined by the IRC. If no election is made, the account balance will automatically be rolled into an IRA after 30 days. Participants with balances less than $1,000 will be required to receive their distribution as a lump-sum payment.

The Thomson 401(k) Savings Plan
Line 4i of Part IV of Schedule H
Schedule of Assets (Held at End of Year)
December 31, 2004

Schedule I

Identity of issuer	Description of investment	Fair value
Putnam Voyager Fund*	Open-end mutual fund	$294,551,124
Putnam Stable Value Fund*	Collective investment trust	220,238,765	**
Artisan Mid Cap Fund	Open-end mutual fund	213,767,450
Putnam Fund for Growth & Income*	Open-end mutual fund	164,373,400
BGI Equity Index Fund	Commingled trust	127,992,553
Templeton Institutional Funds, Inc.	Open-end mutual fund	122,074,633
T. Rowe Price Value Fund	Open-end mutual fund	104,139,274
The George Putnam Fund of Boston*	Open-end mutual fund	85,069,715
PIMCO Total Return Fund II	Open-end mutual fund	74,065,053
Frank Russell Small Cap Fund	Commingled trust	71,538,593
BGI Extended Equity Market Fund	Commingled trust	53,950,111
BGI U.S. Debt Index Fund	Commingled trust	30,094,059
Thomson Stock Fund*	Common stock fund	13,307,488
BGI Russell 1000 Growth Fund	Commingled trust	10,651,982
T. Rowe Price Blue Chip Growth Fund	Open-end mutual fund	5,127,088
Cash		19,613
		1,590,960,901
Loan Fund*	Loans to participants (maturities range from 2004 to 2031; interest rates range from 5% to 12%)	33,836,446

Total assets held for investment purposes		$1,624,797,347

  *
  Parties-in-interest.

  **
  Valued at contract value.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE THOMSON 401(k) SAVINGS PLAN
Date: June 29, 2005
	By:	/s/ JOHN J. RAFFAELI, JR. Name: John J. Raffaeli, Jr. Title: Senior Vice President, Human Resources, The Thomson Corporation

EXHIBIT INDEX

Exhibit Number	Description
23	Consent of Independent Registered Public Accounting Firm

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THE THOMSON 401(k) SAVINGS PLAN INDEX TO FINANCIAL STATEMENTS AND EXHIBITS
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EXHIBIT INDEX